SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                            Spectre Industries, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   ___________
                    ----------------------------------------
                                 (CUSIP Number)

                            David L. Ficksman, Esq.
                                Loeb & Loeb LLP
        10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                                 (310) 282-2350
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 24, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

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

CUSIP No.

1     NAME OF REPORTING PERSON

            Michael Young

      I.R.S. IDENTIFICATION NOS OF ABOVE PERSON

            Not Applicable

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [_]    (b) [_]

3     SEC USE ONLY

4     SOURCE OF FUNDS

            OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

NUMBER OF               7     SOLE VOTING POWER
SHARES                              24,936,157
BENEFICIALLY
OWNED BY                8     SHARED VOTING POWER
EACH                                      0
REPORTING
PERSON                  9     SOLE DISPOSITIVE POWER
                                   24,936,157

                        10    SHARED DISPOSITIVE POWER
                                          0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            24,936,157

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

            [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18%

14    TYPE OF REPORTING PERSON

      IN

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

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D relates to 8,172,354 shares of common stock and 16,763,803 shares of common stock issuable upon exercise of warrants issued of Spectre Industries, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 45 Parker, Suite A, Irvine, CA 92618.

ITEM 2. IDENTITY AND BACKGROUND

      (a) - (c) This statement on Schedule 13D is filed by Michael Young ("Reporting Person"). The Reporting Person's business address is 45 Parker, Suite A, Irvine, California 92618. The Reporting Person is the Chief Executive Officer and a Director of the Issuer.

      (d) and (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

      (f)         The Reporting Person is a citizen of the USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of March 13, 2004, by and among the Issuer, Spectre Merger Sub, Inc., a California corporation and wholly owned subsidiary of Spectre ("Merger Sub"), Ian S. Grant ("Shareholder") and Advanced Custom Sensors, Inc., a California corporation (the "Advanced Custom"), on May 24, 2004 (the "Closing Date"), Merger Sub merged with and into ACSI (the "Merger"). As a result of the Merger, Advanced Custom became a subsidiary of the Issuer. As consideration for the Merger, the Issuer issued 38,773,581 shares of common stock and warrants to purchase up to 79,535,549 shares of common stock to the shareholders of ACSI. The terms of the Merger were determined through arms length negotiations between the management of the Issuer and management of ACSI.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Preferred Stock was acquired pursuant to the Merger Agreement as described in Item 3 hereof.

      The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

      Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of

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

securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.

      Reporting Person     Number of Shares     Percentage of Total  Citizenship
      ----------------     ----------------     -------------------  -----------

      Michael Young           24,936,157                18%               USA

      (b) The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

      (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Other than as described in Item 4 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.       DESCRIPTION
-----------       -----------

1.1 Merger Agreement dated as of March 13, 2004, incorporated by reference from the Form 8-K filed with the Securities and Exchange Commission on June 9, 2004.

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

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.


                                              Date: June 7, 2004


                                              /s/ Michael Young
                                              ----------------------------------
                                              Michael Young

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